August 31, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Title Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
File No. 000-21417

Dear Mr. Rosenberg:

In response to your letter to Donald Head dated August 22, 2005 where you notified us that you had reviewed and commented on certain sections of our Form 10-K, please find below our responses to the items in question.

Comment number 1:

We will modify our disclosure in future periodic reports to include in the contractual obligation table the expected amounts and timing of the settlement of our reserve for title insurance and escrow losses as well as a more expanded discussion of the inherent factors that cause uncertainty in these payment pattern estimates. We would expect our disclosures in future periodic reports to be reflective of the following example;

Contractual Commitments and Commercial Obligations

Payments due by period

Contractual Obligations	Less than one year		2007-2008		2009-2010		Thereafter
Debt maturities	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX
Minimum lease commitments		XXX		XXX		XXX		XX

Title and escrow loss reserve (1)		XXX		XXX		XX		XX

Total	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX

(1)	As of December 31, 2005 we had title insurance and escrow loss reserves of $XXX million. The amount and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant variability inherent in this payment pattern estimate because of the potential impact of several factors including, but not limited to, changes in; future mortgage interest rates and the corresponding effect on the quantity of real estate and refinancing transactions; the legal environment and court decisions of title insurance policy language; events such as fraud, defalcation and multiple property title defects, can cause increases in both the amount and timing of estimated title and escrow loss payments.

Comment number 2:

Underwriting fees represent fees paid to third party title insurance underwriters to compensate them for accepting a portion of the risk associated with the title policy. In accordance with Staff Accounting Bulletin No. 101 – “Revenue Recognition in Financial Statements” (SAB 101) if the company performs services as an agent or broker without assuming the risks and rewards of ownership, sales should be reported on a net basis. We have consistently reported title insurance fees net of title remittance fees paid pursuant to agreements we have with underwriters since 2000. This treatment is consistent with our reporting peers. We felt the discussion of underwriting fees in the Revenue Recognition footnote on page 39 of our 2004 Form 10-K, coupled with the discussion of title insurance in the Company Operations section on page 9 of our 2004 Form 10-K adequately covered what these fees represented but will provide additional disclosure in future periodic reports.

Comment number 3:

Flood zone determination service revenue for the seven months ended July 31, 2005 was $2.9 million or 1.4 % of consolidated revenues. The entity that provides the flood zone service was acquired in July of 2004 and represented an even smaller percentage of consolidated revenues in that year. There are two types of service we provide; one where we do a one-time determination of whether or not a particular property is in a flood zone and the other is a life-of-loan determination where we are obligated to provide annual updates in the event a particular property has a change in its flood zone status based on updated information. In the case of the life-of-loan determinations, we estimate the length of time the related loan will be outstanding and defer a portion of revenue that relates to services we are contractually required to provide in future periods. We annually review and update our estimate of the life of the loan and adjust the deferred revenue accordingly. To the extent this source of revenue becomes a more significant portion of our revenue in the future, we will provide expanded disclosure.

Comment number 4:

In addition to the modified disclosure of the contractual obligation table in future periodic reports as noted above under Comment number 1, we will also modify our disclosure in future periodic filings in the Organization and Summary of Significant Accounting Policies footnote and the Summary of Reserve for Title Insurance and Escrow Losses footnote to include a more expanded discussion of the methodologies management uses to estimate the total reserve for title insurance and escrow losses, as well as the inherent factors that cause uncertainty in the loss payment pattern estimates provided by management.

SOP 94-5 paragraph 11 requires that in addition to the disclosures required by FASB Statement No. 5 and other accounting pronouncements, insurance enterprises should disclose management’s policies and methodologies for estimating the liability for unpaid claims and claim adjustment expenses for difficult-to-estimate liabilities such as for claims for toxic waste cleanup or other environmental remediation exposures.

We felt that under Item 8, Notes to Consolidated Financial Statements, footnote 1, Organization and Summary of Significant Accounting Policies, appearing on page 40 of our 2004 Form 10-K under the heading Reserve for Title Insurance and Escrow Losses, our policy and methodologies used for estimating the liability for unpaid claims and claim adjustment expenses were adequately disclosed as follows: “The Company’s reserve for title insurance losses from its title insurance underwriter includes known claims as well as a provision of losses expected to be incurred, net of recoveries. Known claims are reserved for, based on a review of the claim amount and estimated costs associated with settling the claim. The Company also reserves for claims arising from errors made during the escrow process. Reserves for claims which are incurred, but not reported to the Company, are recorded based on several factors including, but not limited to, historical loss experience and current industry and legal environments.”

We did not feel that estimating the liability for title insurance losses or escrow processing errors is as substantial or comparable to the level of difficult-to-estimate liabilities such as for claims for toxic waste cleanup or other environmental remediation exposures as discussed in SOP 94-5, and therefore felt our disclosure as noted above was adequate.

In providing you with these responses we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments, and if you have any further questions, please do not hesitate to contact me at (480) 624-4200.

Sincerely,

Mark C. Walker

Executive Vice President, Chief Operating Officer,

Chief Financial Officer, Secretary and Treasurer

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